CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2003

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

City Telecom (H.K.) Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated March 17, 2003, relating to the receipt by the Company of approximately HK$97 million from PCCW-HKT Telephone Limited in refund of the Universal Services Contribution (“USC”). This amount represents a USC refund of approximately HK$41 million, received on February 7, 2003, for the period from January 1, 2000 to December 31, 2000 and a provisional USC refund of approximately HK$56 million made on March 8, 2003 for the period from January 1, 2001 to June 30, 2002. The provisional refund amount remains subject to confirmation by The Office of Telecommunications Authority.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

REFUNDS

The Company has received the first part of the Refunds in the sum of approximately HK$41 million from PCCW-HKT

Telephone Limited on 7 February, 2003 being the refund of the USC for the period from 1 January, 2000 to 31 December, 2000 and the second part of the Refunds in the sum of approximately HK$56 million from PCCW-HKT Telephone Limited on 8 March, 2003 being the provisional refund of the USC for the period from 1 January, 2001 to 30 June, 2002.

Reference is made to the announcement made by the Company on 3 December, 2002 (“Announcement”). Terms used in this announcement shall have the same meanings ascribed to them in the Announcement unless otherwise defined hereinafter.

The Company has received from PCCW-HKT Telephone Limited through Citibank:-

(1)	the first part of the Refunds in the sum of approximately HK$41 million on 7 February, 2003 being the refund of the USC for the period from 1 January, 2000 to 31 December, 2000 which will be reflected in the Company’s interim accounts for the six months ended 28 February, 2003 as a set off against cost of services; and

(2)	the second part of the Refunds in the sum of approximately HK$56 million on 8 March, 2003 being the provisional refund of the USC for the period from 1 January, 2001 to 30 June, 2002 which is still subject to be confirmed by OFTA. The Company has not made any decision to adjust its books of accounts for the year ending 31 August, 2003 pending further confirmation of the actual level of refund for the period by OFTA.

The Company will publish a further announcement in respect of the second part of the Refunds after confirmation has been received from OFTA.

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 17 March, 2003

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio Title: Finance Director

Dated: March 17, 2003